Exhibit 11.1
IPC HOLDINGS, LTD. AND SUBSIDIARIES
RECONCILIATION OF BASIC AND DILUTED NET INCOME (LOSS) PER COMMON SHARE
(Expressed in thousands of United States dollars, except for share amounts)
     A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

		Shares
	Net Income (Loss)	outstanding and	Amount per
	(unaudited)	equivalents	Share
Quarter ended September 30, 2006:

Basic EPS (available to common shareholders)	$110,636	63,646,666	$1.74

Diluted EPS	$114,965	71,855,963	$1.60

Quarter ended September 30, 2005:

Basic EPS	$(656,570)	48,385,232	$(13.57)

Diluted EPS (no effect of options: anti-dilutive)	$(656,570)	48,385,232	$(13.57)

Nine months ended September 30, 2006

Basic EPS (available to common shareholders)	$273,493	63,629,883	$4.30

Diluted EPS	$286,434	71,828,779	$3.99

Nine months ended September 30, 2005

Basic EPS	$(548,564)	48,354,839	$(11.34)

Diluted EPS (no effect of options: anti-dilutive)	$(548,564)	48,354,839	$(11.34)

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